Exhibit 3.1

Section 2.7 of Article II of the Amended and Restated Bylaws of Orsus Xelent Technologies, Inc., as amended on December 23, 2010:

Section 2.7 Voting

When a quorum is present at any meeting of the Corporation’s stockholders, the vote of the holders of a majority of the shares entitled to vote on, and voted for or against, any matter will decide any questions brought before such meeting, unless the question is one upon which, by express provision of law, the Certificate of Incorporation or these Bylaws, a different vote is required, in which case such express provision will govern and control the decision of such question but if such other express provision does not specify that the affirmative vote of a given percent of outstanding shares are required, the matter shall be approved or adopted if the required percent of the shares entitled to vote, present in person or represented by proxy and voting for or against such a matter has voted for.  Abstentions and broker non-votes are not counted (even though such shares are considered present and entitled to vote for purposes of determining a quorum pursuant to Section 2.6).  The term “abstentions” shall refer to shares which are not voted for or against a particular question by a holder or holders present in person or by proxy at a meeting and entitled to vote such shares on such question.  The term “broker non-vote” shall refer to shares held by brokers or nominees as to which instructions have not been received from the beneficial owners or persons entitled to vote and that the broker or nominee does not have discretionary power to vote on that particular question on which the vote is being counted.  The stockholders present in person or by proxy at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.